Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: USF Holding Corp.

Additional Information for US Foods Stockholders

In connection with the proposed transaction, Sysco currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of US Foods. Sysco also plans to file other relevant materials with the SEC. Stockholders of US Foods are urged to read the consent solicitation statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction. These materials will be made available to the stockholders of US Foods at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from Sysco at www.sysco.com/investors or by emailing investor_relations@corp.sysco.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Sysco with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Consumer Analyst Group of New York (CAGNY) Conference

Company Participants

•	Unverified Participant

•	Neil A. Russell

•	William J. DeLaney

•	Wayne R. Shurts

•	Robert Chris Kreidler

MANAGEMENT DISCUSSION SECTION

Unverified Participant

Let’s get everyone to take their seats. Move on to the next presentation here.

We are pleased to welcome back Sysco to the CAGNY Conference. Sysco is the global leader in food service distribution. Sales last year reached $44 billion. The company recently announced the acquisition of US Foods, the second largest distributor in the U.S.

So here to speak from the company this afternoon are President and CEO, Bill DeLaney; CFO, Chris Kreidler; and Chief Technology Officer, Wayne Shurts. I’d like to introduce also Neil Russell, the Vice President of Investor Relations, for a brief introduction to kick off the presentation. Neil?

Neil A. Russell

Thank you, [ph] Chris (00:49). Good afternoon, everyone. It’s our pleasure to be back at CAGNY again this year. We certainly appreciate the partnership we’ve had with the organization over the past several years. I’ve got two things I need to do here real quick.

The first of which is refer you to our forward-looking risk statements. They’re on the slide here in the room, of course. They’re in our SEC filings. And for those of you listening on the Web, they’re in the PDF file that you can see on the webcast as well.

The second of which is to introduce our three speakers. As [ph] Chris (01:19) just mentioned, we have three with us today: Bill DeLaney, our President and CEO. Bill will offer some perspective on the market, Sysco strategic focus, and how the proposed merger with US Foods fits within that context. Wayne Shurts is our Chief Technology Officer. He will speak after Bill. He’ll provide an update on our business transformation technology, including recent enhancements and rollouts; and Chris Kreidler is our Chief Financial Officer. Chris will provide a financial update on our business transformation work and also an update for you on the merger integration planning process that’s underway.

So with that, I’ll go ahead and introduce Bill DeLaney, our President and CEO.

William J. DeLaney

Thanks, Neil and [ph] Chris (02:04). Afternoon, everybody. It’s a real privilege for us to be back here again this year. We’ve been here several years now and we do have a lot going on. And in the interest of that, I’m going to move to our presentation, so we get the other speakers up here on a timely basis as well.

Sysco, as you heard, is the leader in the foodservice industry. For those of you who maybe a little new to us, foodservice industry is generally defined as distribution to foodservice operators where the meal is either eaten away from home or prepared away from home. So that is our specialty. We market over 400,000 products to roughly 400,000 customers, and we have approaching 50,000 employees today.

The other thing we’re going to touch on as you heard is our pending merger with US Foods. We’re very excited about that. We’re particularly excited about what these two companies can do together in the new Sysco post close in terms of creating a deeper and stronger value proposition for our customers and along the way how we can operate more efficiently as we do that.

Our business, as you heard, we do about $45 billion in sales. We operate primarily in the United States, Canada and Ireland. We’re also an export company, by and large, the Broadline business as we call, generates about – a little over 80% of our revenue stream and probably over 90% of our profitability. And so by Broadline what I mean is that is the – it’s just what it sounds like, so operating companies are basically can sell a full spectrum of products to their customers. And as you can see from this map, we complement the Broadline operations with specialty companies, which are geared more toward, say, specialty produce, specialty meats, imports, that type of thing. And we also have a company called SYGMA, which specializes specifically on the limited menu QSR side of the business and that’s the national platform as well.

One thing you’ll notice on this map, it reinforces I think a key part – that people new to our business would benefit from understanding, our business is largely local. So we sell local customers. We also sell regional and national. But you can see from the dots on the map that those are primarily Broadline companies. In the United States alone, we have 70 Broadline companies that are fully staffed, president, senior management team, full sales force, warehouse delivery and that is totally because the decision makers for the majority of the revenue stream that runs through those operating companies are within 100 miles, 150 miles of those facilities. So, the key continues to be, to stay close to our customers, listen to our customers and be in a position to be nimble enough to take care of their needs on a daily and weekly basis.

With that said, we are going through a lot of change in Sysco and where it makes sense, we’re looking to standardize our value proposition for our customers as well to reduce some of the variability in our performance and in terms of what our customers see from a service standpoint.

The market itself, this reflects some updated data that Technomic has provided us recently. So, we’re fortunate to work in a very large space, a little over $250 billion market. About $230 billion of that is in the United States. We have about a 17% share. If you’d look at us over time, you would see that we pretty consistently have grown that share really since our formation back in 1969. We went public in 1970. So we’re looking to continue to grow our market share growth profitably and do it in a way that we can create additional traction for our customers over time.

Strategy. The five foundation points of our strategy in terms of how we go to market are predicated on partnership, productivity, products and services, I’ll add to that, expanding our capabilities as well as our people. So on the partnership side, what we’re really talking about there is strengthening those relationships with both our customers and our suppliers, and we do that every day by enhancing the service to those customers. And as I said earlier trying to better understand what their needs are, so that we can invest in improving our capabilities in those areas.

To do that you have to be operationally excellent and that’s the strength of Sysco’s, so certainly improving productivity across all aspects of what we do. Historically, you would tend to think of that more on warehousing, delivery that still is an area of opportunity for us. But we’ve also invested significantly over the last two years or three years in initiatives that will also be more productive in the selling and general administrative area of our company as well. So customer-centric approach with very strong operational excellence foundation to support that, so in fact we do have the ability to invest in the business.

Along with that, historically and as we go forward, the need for innovation to allow us to better differentiate ourselves in a very competitive marketplace that we find ourselves in today and which we expect to continue to find ourselves in. So that differentiation can take place along product, technology, supply chain capabilities, and those are all some big areas that we have several initiatives going on today; and frankly, areas that we have been able to build capabilities in over the last several years, which has allowed us to grow and to grow profitably; certainly expansion in terms of both of our product categories, our geography and just our capabilities in general.

So our focus today, it has been and continues to be on our core market, which generally as I said is in North America foodservice, but along the way we certainly are looking for ways to find adjacent opportunities that would be beneficial to our customers, as well as geographic opportunities that we think we can bring some value to and in many instances support our customers there as well.

No company can take on the challenges and the goals that Sysco has taken on without investing in their people. We’ve done a very nice job over the last few years bringing in several talented executives at the senior level. And I’d say over the last 5 years or 10 years a very good job in certain areas of the company, technology, supply chain come to mind, in particular, bringing folks in who have expertise and capabilities that we need as well.

With that said, we have opportunity. In fact, we are making good progress now and building development programs for all of our people whether they’ve been with Sysco two years or three years and whether they’ve been there 20 years or 25 years. We’re going through a lot of change. Those of you who follow us know that. So we need the capabilities and the experiences that folks from the outside who are new to Sysco bring to us.

But we also need to leverage the experience of our 20-year and 25-year leaders, which we have many and which I rely on day in and day out to run our businesses and oversee our markets and to lead our regions. So it’s a good mix of talent and certainly a key area of emphasis for us as we go forward.

So those are the foundations, the building blocks a few of our strategy. What do we really focus on? I think what you would expect us to be focused on growth, but growth in a profitable way and optimizing our margin management as we do that and continuing to leverage our balance sheet, optimize our asset management, generate good cash flow.

The only way to sustain growth over the amount of time that Sysco has been in business and the only way to sustain growth as we go forward for several years is to create enhanced differentiation at the customer level. So that can take a form in terms of basic things like the quality of our sales force, the M&As that they’re doing with each and every day, the capabilities of the driver, service levels, more and more the business reviews that we do with our customers, culinary ideas that we share with our – through our executive chefs, menu planning, all those types of things are just examples of how, over the years, we’ve enhanced our portfolio of products and services to deepen that relationship. And frankly, it’s an area that we need to continue to invest in as the competitive market continues to be more and more competitive, frankly.

Again, those of you who follow us know that there’s a lot of margin pressure in our industry today, in our business. We’ve got several things going on to mitigate that margin pressure. I’ll talk about some of those initiatives in a moment, category management, revenue management, and certainly a lot of cost initiatives.

So for us to continue to grow and for us to continue to bring value both to our customers and shareholders, we need to do that in a profitable way and we need to always improve our productivity in every part of our business. And certainly, cash flow is the ultimate test with how well we’re doing there.

I mentioned expanding our capabilities, this is a slide that I may have used last year. We’ve built on it a little bit. But I just want to take a moment. It’s a good way of looking back, if you talk about the core, for example, we define the core a lot differently today than I would have up here 5 years ago or certainly 10 years or 15 years ago.

Sysco basically started when this industry started in the 1960s, early 1970s, and we were primarily a distributor of grocery and frozen items. Over the years, we’ve expanded our product capabilities much more in the Center of the Plate, fresh and frozen. We created the SYGMA company. We bought specialty produce companies, we’ve acquired specialty meat companies, import companies, even a hotel amenity company, all in the interest of creating greater traction and bringing greater value to our customer base, and we’ll continue to do that.

Along the way, we’ve moved from the United States, as I said, into Canada. We have good presence in Canada. We’re the number one player there, as well as in Ireland. And we certainly have aspirations in the right way to grow beyond that as the market dictates and as our customers ask us to go into other geographic markets.

I mentioned the initiatives. We have a lot going on in the company today. Certainly, as I talked about the marketplace, it is a large market, $250 billion. Just in the States alone, I mentioned $230 billion. The reality is the growth has plateaued here in recent years. We saw that coming. So, we see growth going forward, but we see it at a more moderate level. And in order for us to continue to excel and for us to add value, we need to do things differently to some extent and we need to do them a lot better.

So these are just some of the things we have going on, starting with building up our marketing department, with a particular emphasis on the customer side of it. We’ve always had pretty good product marketing, but on the customer side we’re getting better at listening. We’re getting better at going out and getting good objective views and insights from our customer base, both directly through our marketing folks, as well as working with our supplier partners with category management. That all translates, as I noted a moment ago, into creating value for that customer.

So of those 400,000-plus customers, they’re all different. They have similarities, but they’re all looking for something different from Sysco. So our challenge as one Sysco is to present ourselves in a manner that’s unique to what that customer’s needs are. And we do that in many, many ways through our sales force, through our product offerings, through our value-added services, both the current ones we have and even some things that we’re just developing now through Sysco Ventures where we’re working on largely technology-based business solutions to help our customers run their business better.

Productivity enhancements, as I’ve mentioned, you can’t grow your business, you can’t invest in your customers’ business if we don’t continue to improve our productivity, and we’ve been successful in doing that. And so, we have significant initiatives going on. We’re about halfway through a three-year initiative right now where we’re looking to take about $300 million of cost out of our operations throughout the entire part of our business, so operations, selling and general and administrative, and we’re on track to do that. We’re having some good success there.

Category management might be the biggest thing we have going on inside the company. Today we’re about a year and a half, almost two years into that. And that is all about optimizing our assortment of products and SKUs across our enterprise based upon customer insights, working closely with our suppliers, doing it in a way that provides both innovative ideas for our customers, but also reduces the redundancy of SKUs. So we see there’s an opportunity to grow our business, strengthen our relationships with both our suppliers and our customers, and take cost out of the system as we do that. And we’re having good success with that initiative as well.

As I mentioned, we’ll talk and Chris will talk in detail about integration planning that we have underway now over the last month as it relates to the US Foods merger. That’s largely about being prepared to go forward on day one. Day one isn’t everything, but it’s a very important day. Chris will take you through that and certainly bringing more clarity to how we do enhance our value proposition as a combined company and the new Sysco and addressing the organizational opportunities that we’ll have along the way.

Undergirding all that is the technology platform. Wayne is going to speak to you today and bring you up-to-date on where we are on our ERP, working with SAP and our other third-party suppliers. But we need an end-to-end platform to run this business more efficiently, more effectively as we see opportunities to do things better and faster. We have plenty of data. We need to get to that data faster and make decisions faster off of that. Where we see opportunity to maybe pull back of some things that aren’t working as well, the system will help us do that as well. And it’ll also help us continue to expand the business through acquisition. So we’ve had some challenges along the way there, but we’re in a very good place there today, and I think you’ll be encouraged after you hear Wayne’s presentation.

All right, let’s talk about the U.S. here for just a second and really what’s that say? Bringing together the best of both. What does that really mean? What do I want to leave with you today? I would say this to you, if you were to sit down with the senior team of US Foods, what they would talk to you about is becoming a great American food company. What I would talk to you about for Sysco is our vision, which we want to be our customers’, all of our customers’, most valued and trusted business partner. Those visions, they’re aspirational, both companies are well on their way to achieving them, and they’re very complementary. The only way to speed that up and do it even more effectively, or at least the best way, is to bring these companies together and to do it in a way where we optimize the complementary strengths of both companies.

So what we see out there post close is an opportunity to take what both companies do very well, whether it’s product development, customer-facing technology as it relates to ordering product, whether it’s the traditional order in front of a sales person, online, mobile perhaps, developing our people more effectively, bringing new people into the organization, these are all opportunities to enhance our value proposition in the combined company in a way that neither company could do as well on their own or certainly not as fast.

Now how do you pay for that? You pay for that through synergies. You pay for that through generating more and more cash flow. And to do that, we need to become more efficient. So we also see opportunities there as we merge these organizations and as we put together their respective supply chains to bring a lot of that value added in terms of how we run the business, both from an efficiency and productivity standpoint, but also from a cost management standpoint.

So big picture, what we see is bringing the best of both of these companies together in a manner that will allow us to serve our customers better and do it more efficiently. Now, if there’s two things I would ask you to take away today, at least, from my presentation that would be that.

One other way of looking at this opportunity from a Sysco perspective, I showed you the wheel earlier, sustainable growth, operating margin, asset optimization, free cash flow. I’ll actually start at the bottom. Chris is going to go into more detail there. We would not be able to do a transaction like this if in fact we weren’t a position to be confident that we can continue to throw off a lot of cash if we hadn’t been disciplined over the years in terms of what acquisitions we went after and which ones we didn’t and what we paid for them, so that we were able to keep some capacity on our balance sheet. So I think that’s a unique opportunity that, frankly, only Sysco in this industry would have been able to take advantage of as it relates to U.S.

Just a few of the boxes that we checked here to bring a little more specificity to it. Both companies are doing a lot of work on customer insights, as I mentioned, both through their product work with CATMAN, as well as directly through their marketing departments and through our sales forces, multiple channels, something that as we go forward in this industry, we need to be more flexible, more nimble. We need to get to a point where our customers can order product however they want, whether that’s directly with the sales person, whether it’s online at middle of the night, whether it’s over the phone; at some point in time, cash-and-carry, that type of thing. U.S. actually has a small presence in the cash-and-carry world right now, and we look forward to learning more about that. So it’ll help us fill out our channels in terms of being a company that can support all the needs of our customers in whatever way they want to purchase product from our company.

Just a little insight here. I think we had a strategy to do – we certainly have done a nice job under Chris’ leadership and others in terms of fold-in acquisitions. We struggled to do regional acquisitions. And so, obviously, this deal gives us an opportunity to move into some markets that we don’t have a stronger presence in as we would like to and where we think we can bring value to the customer base in those markets.

As I’ve already mentioned on the operating margin side, it’s critical that we do everything we can to mitigate some of the margin pressures through better segmentation with our customers and by running our business better through some of the shared efficiencies that we expect to realize through the steel.

So from a strategic standpoint as we talked about this internally, as we worked through this with our board over the last few months, this is the circle we actually worked from. And as you can see, the only box that isn’t checked is international, which I think speaks for itself. So we feel very good about the fit and for the strategic rationale for the deal.

All right. In summary as it relates to the deal, customers – this is really about enhancing the value proposition for our customers. That’s what gets us excited about the opportunity. I believe that’s what got the owners of US Foods excited about the opportunity, and yes, there are synergies involved and we need to realize those to pay for the deal and to continue invest in the business, but the big opportunity here is to provide a better and deeper value proposition for all of our customers as we go forward.

I think if we do that or as we do that, we will definitely raise the bar for our industry and I think the industry has always looked for Sysco to continue to raise that bar. That will be good for everyone, including our customers and our suppliers and all of us who work in the industry.

I mentioned suppliers, we see big opportunity here. We’re already working closely with many of our suppliers today on our CatMan work, significant opportunity here to strengthen those relationships and to make them more strategic as we go forward. So no-brainer from an employee standpoint, there’s a lot of excitement inside Sysco today and this is a tremendous opportunity for our folks to learn and to develop their careers in a way they would never would have the opportunity without a deal of this size and magnitude. And clearly, there’s a lot of shareholder value in this deal. As I said both from the synergy opportunities, but also by providing a stronger foundation for Sysco to grow from for years to come.

So before I hand it off to Wayne here, I just want to kind of leave you with some higher level takeaways that are broader than the deal; essentially where I see where we’re at today. As I mentioned, we’re very, very fortunate to participate in a large market, $250-billion plus market.

We see growth in that market, but that growth will be modest and we need to continue to get better at executing our business plans, to grow and to grow in the right way and grow in a way that’s good for our customers and good for our suppliers.

More current, if you will, market conditions have been difficult, not challenging, they’ve been difficult over the last few years. Weather aside and certainly some of the issues where I think many of you have come from as it relates to weather have challenged us here in the recent weeks, the weather will ultimately pass, but we expect that the conditions will remain challenging. But for everything that we’ve learned talking with some of our supplier partners and working with customers and just keeping up to speed with restaurants in general, we do see optimism out there at the consumer level. We see optimism at the foodservice operator level. So we would expect to see some gradual pickup in the business here as the calendar year progresses.

Took you through the initiatives. We remain highly focused on improving our execution in all facets of our business, both in terms of how we sell our products and bring our products to market as well is how we execute operationally. And I think what you’ve heard today and what you’ve heard from me and others here in the last two years or three years, it’s a great industry. I’ve been in it 25 years, and there’s a lot of things we do really, really well and a lot of things our customers value. At the same time, there’s things that historically we’ve done that are not as valuable to our customers anymore.

As a result, we are driving that significant transformational change in our company across the entire gamut of our functional expertise and in our businesses and the whole goal there is to solidify our relationships with customers to grow the number of those relationships and to execute more and more efficiently in everything that we do.

And I would say the US Foods merger opportunity is one that we are very excited about. We see huge complementary strengths that we can leverage. And we look forward to the close and that we expect to take several months and Chris will take you through that here in a few moments.

At this point, what I’d like to do is bring Wayne up. Wayne joined us about a year and one half ago as Executive Vice President and Chief Technology Officer. And he’s going to give you an update on what’s been going on in the technology area of Sysco, in particular SAP platform. And I look forward to him sharing his thoughts on what he saw when he came into Sysco and how we’ve been able to advance the ball from there. Thank you.

Wayne R. Shurts

Thanks, Bill, and good afternoon, everyone. As Bill mentioned, our technology platform is foundational to our agenda and the initiatives we’re doing at Sysco. So this afternoon I want to bring you up to speed on where we are with our largest, most important technology initiative, which is our ERP system and its rollout.

So we will talk about where we were a year ago at this time, the progress that we’ve made in the last year. And then, we’ll spend some time talking about where we go from here in terms of our ERP rollout for the rest of the calendar year and we’ll touch briefly on a technology view of how we’re thinking about the Sysco/US Foods integration.

So a year ago, we had five of our 73 U.S. Broadline operating companies live on our ERP solution. And on most days, the system performed well. It was capturing orders, shipping product, and invoicing customers. In October of 2012, two weeks after I joined Sysco, we went live in two operating companies, our Dallas operating company and our West Texas operating company, and that go live more than doubled the amount of volume that the ERP system had on it current – at that point in time. Dallas was also our first operating company that had a predominance of national accounts business in their portfolio. And post this October 2012 go live, we began to experience some intermittent stability performance and functionality issues.

So these issues caused us to pause our full operating company rollouts so that we could take time to address those issues. But while we paused, we accelerated the deployment of certain modules and functions, which allowed us to still make progress towards our end state while we were going through the pause.

This approach, to do certain modules and functions while we were in the pause, allowed us to make progress standardizing, centralizing and technology enabling our business processes for the U.S. Broadline. So first area we made great progress on was CRM customer relationship management. We completed the rollout of Salesforce.com to all of our U.S. Broadline companies.

ERP maintenance, which is a SAP maintenance module that allows us to properly and cost effectively maintain our large fleet of trucks, we implemented and completely rolled out to all the U.S. Broadlines.

In finance, we completed the centralization of the general ledger for all of the operating companies. In HR and this portion of HR is where we really centralize the back office support for recruiting and hiring. We’ve completed the rollout to 53 of the operating companies and plan to be fully rolled out at the beginning of fiscal year 2015.

And in shared business services, we completed several process and performance improvement programs that supported ERP and all of the functions deployment.

So during the pause, we made good progress accelerating certain modules and functions. But we were also primarily focused on fixing those issues that we found post the Dallas and West Texas go live. And we are focusing on those – to fix those not just for the next set of deployments, but really for the long term, so we could really scale our ERP solution for all the U.S. Broadlines. So I’ll take a few minutes to talk about the work we did and the results that we’ve seen.

As I said, on most days the ERP system worked well, but the Dallas volume did stress the system and we experienced some intermittent stability issues. And when we had those stability issues when things went bump in the night, it also took us a little bit longer to recover because the full end-to-end system, the interfaces between parts of the system were not hardened. They didn’t have a lot of the smart, so the restore and restart capabilities that we needed.

So from February to October of this past year, we went out and rebuilt the infrastructure that the SAP system was running on. We hardened those interfaces. We built in the smarts, automated them, built in a lot of the restoring and restart capabilities, and we saw good results. Our night operation incidents were greatly reduced from six – from a count of 6 to 1. Major incident outages were reduced 3 to 1, and our ability when something went bump in the night to recover quickly and serve the business improved greatly.

Post Dallas, we also experienced some slow system performance and response times, and this was especially problematic for our marketing associates, our sales reps who use the system to take orders and often are taking those orders in front of customers.

Also, we noticed that at peak times, the system was running very close to capacity. So we studied this issue and dug in, and we found the chief culprit to this was the way that we were handling pricing in the system. It was really a two-pronged problem. The pricing routine, every time we needed to do pricing itself was efficient and took a lot of resource to do. That was the first part of the problem. The second part of the problem was we called that pricing routine way more often than we needed to.

So we rewrote and tuned the pricing routine, we tuned the marketing associate ordering application, and we tuned other systems’ jobs literally taking run times from hours into minutes. And the results, we significantly improved our system speed and response time, and we significantly reduced the load on the system in peak and average times, which gives us the ability to add more capacity and volume.

Functionality. Some will say a system can never have enough functionality, but coming out of Dallas it was apparent that we needed to add functionality in two key areas: replenishment, which is the act of purchasing inventory for our warehouses and restocking those warehouses that has a direct correlation to our customer service levels. And the second area was in national accounts. I mentioned Dallas had a predominance of national accounts. We needed additional functionality around national accounts, the catalog functionality that they needed, as well the reporting back to the customers.

So we simplified and improved the replenishment systems and processes. We pulled together a National Account SWAT team that looked at all of the missing functionality gaps that our national accounts needed. And then we delivered multiple ERP releases with over 1,800 enhancements in this time that really closed those gaps.

We also looked at how we trained our operating company folks and improved the training, both in content, design, and in timing. We’ve moved more of that timing – more of the training closer to go-live, so it was fresh in folks’ mind.

And we were happy with the results. Our customer service levels rebounded in all of the operating companies in the system. Our merchandisers, the folks who do replenishment, their satisfaction increased. Marketing associates enjoyed the new speed of the system. And talking to our customers, we closed the gap on much of our national account issues and their satisfaction increased.

So during the pause, we did three major releases aimed at fixing the issues that I just mentioned. And we measured each one of those releases. We had specific metrics that were designed to measure performance, response time, functionality, so that we could really know if the changes we were making were giving us the stability, performance, scalability and functionality improvements that we were looking for. And after looking at those metrics and convinced that we had, we restarted our operating company rollout. This past November we went live in our Idaho operating company. And just 12 weeks later, we went live in both our Vegas and Arizona operating companies. These three go-lives went very well. They’ve been our smoothest to-date. And the system performed extremely well.

It’s important to note that the volume of those three operating companies was more than Dallas and West Texas. So when we put that added volume on, the system performed as we expected it to. And with that confidence, we will head to New Orleans and Denver in April to roll out there as well.

So we’ve accomplished much in the last year. And is the work over? No. Is there more to do? Certainly, yes. But we are in a dramatically better place today than we were a year ago.

So where do we go from here? We’ll continue to mature the ERP system this calendar year. In the first half of the year, we’ll implement a major performance enhancement, again targeted at pricing. And we expect that to have a dramatic increase on our performance and our ability to scale. We will continue to roll out to more operating companies. Again, we will have a steady diet of functional enhancements.

In the second half of this calendar year, we will do an SAP version upgrade. So again, the work – there’s more work enhancements and maturing of the ERP system to do, but we feel very good about where we are.

Moving on to integration planning with US Foods. In the near, term we envision building an Interim Unifying Platform that will basically join up the legacy systems of both companies. A lot of this focus will be on harmonizing the master data across the two legacy environments, most importantly customer, item, and vendor. It will also give us the ability to get data out and report. And this Interim Unifying Platform will serve as the connective tissue, if you will, between those two legacy systems that will enable us to deliver consistent pricing, service and reporting to our customers. And we believe this is a very viable way to operate the business as we migrate towards our targeted end state.

And that targeted end state is envisioned to be Sysco’s ERP solution that we just talked through and we feel confident about, and we will continue to mature and perfect it. And we will also leverage US Foods’ well regarded customer-facing online mobile solution. The strategy here is real simple: both companies have made major efforts and major investments in the past few years, Sysco on the backend with our ERP system, US Foods on the frontend with their customer-facing application. And the strategy here is to bring those two together for I think a really powerful benefit for our customers.

So thank you for your time, and I will pass it on to our Chief Financial Officer, Chris Kreidler.

Robert Chris Kreidler

Good afternoon. So, Wayne gave you a good update of where we are on our business transformation as far as the technology platform is concerned. I thought I’d start off by covering the other aspects of business transformation.

So as a reminder for those of you that have covered us, there’s really three elements of our business transformation, the journey we’ve been on here for the last few years. One is the technology platform. That’s the one you see over there on the right-hand side of the slide and that’s where we’re spending all the money. And then the other two is where we’re trying to accrue or accumulate cost savings. So the left-hand box there, lower product costs by $250 million to $300 million, that middle box reducing our cost structure by $300 million to $350 million. I’ll give you an update here of where we stand on all those. But we expect to achieve $550 million to $650 million annually of cost savings through these initiatives. And the box on the upper right-hand side, a reminder, we expect to spend $300 million to $350 million achieving those results, primarily spending against our business transfer or the technology platform portion of our business transformation.

Now we’ve said that we’d ramp up these savings over three years. Fiscal 2013 being the first of those three years, we said we’d achieve about 25% of the savings. Fiscal 2014, the year we’re halfway through now. We said we’d achieve 50% to 70% of those savings, then we’d get all of them by fiscal 2015.

So last year, we talked about our progress to-date. So after the first year, which was fiscal 2013, this would have been a June 30 ending basically, the first full-year, we were ahead of our plan. We were in good shape. You can see the orange box is what we expected to achieve in the first year. We started filling up the blue box, if you will. So we were ahead of our plan. We were feeling pretty good.

As we look at our 18-month progress, right, we’re still in good shape. We’re still ahead of our plan. We should fill up that blue box and overachieve for the second year of our business transformation the benefits part or the benefits realization part of that plan.

And we’ve accomplished a lot and I don’t want to repetitive to some of the stuff that Bill and Wayne have actually already talked about, but on the reduced cost structure some of the things he’s talked about, so the strategic sales initiatives, the rollout of the CRM, some of the accelerated rollout of the SAP modules for maintenance in HR, the centralization of the general ledger for finance, those types of things we were able to get ahead of and start achieving some cost savings there. Restructuring our benefits plan and our retirement plans as painful as that was, we were able to get that done fairly early in the process and we restructured the IT organization and function as well. Got more work to do on the operation side. You can see listed there. We’ve got scorecards that need to go out to help us share best practices in our warehouse and around delivery and accelerate the routing and fleet to optimization programs that we put into place as well.

On lower product cost, we spent the first year as we said we would, building the teams and the processes to start going down the path of category management with a lot of progress, but you don’t see that kind of progress in the numbers, because you’re building the teams and the processes. We rolled out the pilot. We rolled wave one. It’s substantially rolled out at this point. Learned a lot from both. We’ll roll out the second wave on the second half of this year. And we’ll start to have some real progress, we believe, in our category management initiative by the end of this fiscal year.

We’re almost certainly going to exceed our second year target. We just have to fill up the rest of the blue box. We’ll more than likely over-achieve that. And we remain confident that we’ll achieve the third year as well, given that we’re pretty far ahead of where we expected to be at this point in time.

So let me switch gears now and go from business transformation, the things that we’ve been doing on our own strategic initiatives to the US Foods merger.

As Bill mentioned, this is a great transaction for our customers. Our industry is rapidly evolving, changing constantly and very quickly these days, and it’s fiercely competitive. We talk about this pretty much every single quarter. This transaction is going to make us a lot more efficient. It’s going to allow us to be able to offer our customers more innovation, value-added products, better business solutions, and enhanced technology – a lot of things that will be value-added to our customers. And all the while we’re going to be taking a significant amount of cost out of the system. It’s great for our customers and it’s also, we believe, great for our shareholders.

So let me remind you first the transaction structure around the financials. So the transaction was valued, when we announced it, at approximately $8.2 billion and you’ll see – some of you have seen this slide before, we’ll pay an equity approximately $3 billion of that. The holders or the owners of US Foods will get about 87 million shares of stock, roughly 13%, and each get one board seat on Sysco’s Board of Directors.

We’ll pay about $0.5 billion in cash, and then we’ll assume or refinance all of the debt, which at the time was about $4.7 billion. When we announced the deal, it was at roughly the same trading multiple that Sysco was trading at the time, represented about 10 times their last 12 months EBITDA as they had reported it, which was about $826 million.

Now we’ve begun the process already of thinking about the financing of this transaction. We’ve expanded our credit facility from $1 billion to $1.5 billion is step number one, and we’ve already done some interest rate hedging on about $2 billion of the permanent financing that will come over the next few months, and we’ll look for the right opportunities to access the market to put in the rest of the financing structure.

As I said, while the deal will be beneficial to our customers, it’s also going to be beneficial to our shareholders. We believe it will be accretive in the first year when you exclude the transaction costs, where we believe there’s at least $600 million of synergies. I’ll spend a few minutes on those here in a second. We think that number is realistic, and we think it’s attainable. We’ll get those synergies over three years to four years. It’s going to take a little bit of time to do it the right way and a way that doesn’t impact our customers negatively.

And we’ll spend money to get those synergies, as you typically do. We’ve estimated about $700 million to $800 million of cost to achieve those annual synergies. Those will be spread out over about three years. There’ll be some additional capital cost. We think that we’ve got those within the budgets of the two companies already, but we’re doing that work now to see how much additional capital will need to be spent to achieve some of these synergies as well.

Now we’ve initially broken the synergies down into five areas. I’ll talk about them here and on the next slide as well. Distribution network, general and administrative costs, cost of goods sold, warehouse and distribution productivity, and selling and field productivity.

Now the current estimates, the $600 million that we put out there, at least, $600 million, we feel good about. It was done both top-down and bottom up, but it was generally built upon what we’ll call public information. The knowledge that we had at the time we were doing the due diligence. The team that’s been built, which I’ll talk about here in a second to conduct the integration planning, now has people from both companies involved. We’ve got data from both companies to the extent that it’s allowed and we’re working to build those synergies from the bottom up and the top-down, again, both to verify all the numbers and hopefully, to find some additional synergies in areas that we knew were there, but we couldn’t actually make educated guesses on during the due diligence process.

So let’s go into a little more detail on these five areas of cost synergies; some of the things that we’ll expect to look at, where we expect to get some savings. I’ll start in the upper left there, the distribution network. So we know we’re going to have the opportunity to rationalize the network, the footprint of all of our buildings.

We also know we’ll have the opportunity to consolidate delivery routes, to make our routing more efficient. Go down counterclockwise under selling and field productivity, we’re going to be able to leverage one sales model. Theirs is not exactly the same as ours, and we’re going to be able to take the best of both of those and leverage one sales model. Also, we’ll be able to combine the e-commerce and social media work that both companies have been moving forward on. We’ll be able to combine that into one and make it more powerful for our customers.

Continuing to move around warehouse and distribution productivity. We’ve got best practices in some of our warehouses. They do some great things in some of their warehouses. We’re going to be able to share those best practices and get the best of both as we do that. Technology-driven efficiencies, we’ve been at this game for a long time. We spend money where it’s necessary to get more efficiencies in our warehouses. We think we’re going to able to take some of that knowledge and apply it to some of the warehouses for US Foods. Don’t get me wrong, they do some great things in their warehouses as well. And then we now we’re going to have an opportunity with inbound freight.

Continuing around cost of goods sold. We’ve got two category management projects going on. We’ve been doing one. They’ve been doing one. We’re going to, again, be able to merge those and get the best of both and leverage our combined spend for additional savings.

And then, of course, at the top, general and administrative, we know we’re going to have some overlaps, some duplicative resources and we’ll find the right way to work it down those duplicative resources over time and get the savings. So while we’re not yet ready to talk about how much cost synergy we’re going to find in each of these buckets, we are confident that there’s a substantial amount in each of the buckets. And we’ll come back with more information as we get more information from our additional processes, from integration planning here over the next few weeks and months.

So what are the next steps in the process? First, internally, we’ve announced and we’ve built out now the integration planning team and I’ll actually show you a visual representation of that here in a second. It’s fully staffed with key employees from both companies. We’ve enlisted the help of McKinsey. They’ve got a small army of people in our offices. They have vast experience doing these types of large complex merger integrations. They’ve been very helpful to us already. And again, I believe with their help and with the dedication from all the teams, we’re going to have a successful integration.

Externally, the regulatory review process has begun. We’ve said it will take six months to nine months. It is the FTC that’s conducting the review. We expect the collaborative process with the FTC. It’s not going to go fast, but it’ll be collaborative along the way.

Now as an update we did hear just now – a couple of hours ago from the FTC as expected, we’ve gotten their second request for information. It’s a normal part of the process. Something we were expecting and we’ll now go about fulfilling the second request for information. We’re confident that as the FTC learns more and more about our industry and how it operates, they’re going to see what we already see. It’s a fiercely competitive industry and this transaction – even after this transaction, the customers are going to have a tremendous amount of choice out there in terms of who they do business with.

So let’s spend a minute talking about the integration planning team. And then it kind of looks like an org chart. We don’t really call it that. It’s more of an architecture for how we’re managing the process of integration. This looks complex and the integration process is complex, but we are feeling more and more confident with how we’re going to manage this process through the next three months.

So at the top of this process is steering committee. Bill DeLaney chairs it and its executives from both companies. They’re there to make some of the key decisions about how we’re going to put these two companies together, how we’re going to define the aspects of how we go to market in some of the processes that are completely different, how we’re going to come up with the right process for both companies.

My role is right beneath there, as I take over the integration leadership role. And then there’s a integration management office that’s been constructed next, which is again executives from both companies working together to plan all aspects of the merger, help us understand where the synergies are and actually be responsible for tracking those synergies as we go forward.

You see four vertical orange tracks there and we call those tracks. These are the four tracks that we have defined everything we’re doing in: so merchandising, product marketing, sales, operations, and then corporate functions. We have leaders that are overseeing, very senior leaders from both companies overseeing the work that’s going on in these tracks. And then underneath each track, we have business teams, which are sub-parts of each of these tracks. We have over 20 business teams, again, fully staffed with people that are going to work on three goals for each team: one, preparing us on day one, so the day that we close, preparing us to put these two companies together so that we don’t drop any balls and we can service our customers with even better service than before.

Secondly is identifying the synergies and understanding how we’re going to go after those synergies. And then third, redesigning organizations and processes as necessary into the future. So that’s what everybody is focused on on each of the business teams and they’re getting support from those green teams at the bottom. These are cross-functional teams that are there to support everything that all the business teams are doing. It’s a large number of people involved, it’s a lot of planning work to be done, so that we can hit the ground running.

So stepping back, Bill shared this slide with you about our key strategic areas of focus – sustainable profitable growth, operating margin, asset optimization, generation of free cash flow. All of our strategic initiatives, including this merger with US Foods, are targeted towards achieving these. And as I shared with you at this meeting last year, when we execute well, we can return tremendous upside opportunity to our shareholders.

Now this is not an updated slide. It’s exactly the slide that I shared last year. It showed how much cash we expected to deliver over the next five years, how we would spend an estimated amount of that cash, reinvesting it in the business on capital, on acquisitions, how we would distribute some of it to our shareholders through dividends as well as share repurchases. And then how much cash would be left over for strategic opportunities. We thought it would be about $3 billion. But then we also showed the leverage capability of this company because of the strength of our cash and the strength of our balance sheet.

We presented this slide to illustrate our ability and our willingness to use our balance sheet for the right strategic opportunity. We’ve now done that or we’re at least in the process of doing that through this merger. But as we update this chart, and we will, as we grow that left-hand blue bar and show what we now believe our cash generation capability will be over the next five years with US Foods as part of the Sysco family, we’ll adjust all these other boxes, we’ll see an additional amount of remaining cash and we’ll see tremendous leverage capability. All to point out that we still have, we will still have a rock-solid balance sheet to act on the next strategic opportunity when we see it and when we’re prepared for it. So this is part of the evolution of Sysco.

So in summary, I think it’s an understatement for those of us inside the company that we live in challenging and interesting times. It’s very exciting around the company right now, and it’s very fast-paced. We’re very encouraged by the progress we’re making on our initiatives. It’s a tough industry right now. We’re controlling the stuff that we can control, and we feel very good about the work we’re doing on those initiatives.

The proposed merger has everybody very excited and it’s going to present even better and greater opportunities for our customers, our employees, and the rest of our stakeholders. And we’re very well-positioned for the future with the management team that Bill has built up over the last few years, the cash flow generation capability that we’ve continued to improve over the last few years, the technological progress we’ve made certainly over the last year, which has made us much more confident as we go forward, and our ability to continue to reinvest in our business and our business strategies.

Thank you very much for your time.

Q&A

<A - Neil A. Russell>: So I’m going to help manage the Q&A process. We still got a few minutes left, and as the microphones are making their way around here, maybe we can just go ahead and start with one topic that I know is certainly on everyone’s mind and Chris was just ending on some of it, so, Bill, do we maybe just want to start with some perspective on the review process with the FTC from the management’s point of view?

<A - William J. DeLaney>: Yeah. I think it’d be good. Appreciate the opportunity to do that. Can you all hear me okay? So as Chris mentioned, we did get our second request today, totally anticipated. As we’ve said since we announced the deal back in early December, we expect to work through this over the next several months with the FTC. We expect that to be a very cooperative, collaborative experience. And we’re optimistic about closing the deal within that timeframe.

I think what I would add today, given the audience, there’s been some articles in the press and that type of thing in terms of concerns about pricing, concerns about number one and number two. And I think as we have the opportunity to sit down and discuss this with the FTC and discuss it ongoingly with our customers and some of you, I think you’ll see the conversation turn. And I think the key points I would leave with you there, one of which I mentioned in my presentation, this business that we’re in, it’s like Tip O’Neill used to talk about with politics, it’s highly local, all right. And that’s why we’re organized the way we are and that’s our history. And the customers, the majority of our business, we support locally.

And the key point there is, those customers today have a lot of choices in terms who they buy product from and they’re going to have a lot of choices after this deal closes in terms of who they buy product from.

Technomics (sic) [Technomic] would tell you that many foodservice operators today buy from up to 12 different suppliers. I would tell you from my experience, it’s not unusual for customers to buy from two or three Broadliners and a couple, three more specialty companies as well. And in the world we live in today, they have options for club stores and cash-and-carry, and certainly the online Amazon model is percolating out there as well.

So we really believe that not only will we be able to provide enhanced services and capabilities and help our customers run their businesses better and that we need to get more efficient to be able to do that, but we totally believe that our customers will continue to have a lot of choices going forward.

For the business that isn’t local, we do service some very large customers, nationals, some large regionals. I would tell you that we have great relationships with those folks. They tend to award that business by market or by region, sometimes by business segment, and they will often work with specialty distributors as well. So we will have good dialogs with them going forward, and I think we’ll be able to make the case to those customers and to the FTC that this merger is in their best interest.

I would also add that those larger customers are very sophisticated customers. They have strong purchasing groups. And from a pricing perspective, they tend to negotiate the bulk of their volume directly with suppliers, so pricing would be less of an issue on that front.

So again, appreciate the opportunity to have a chance to give you our perspective on that as we enter into this process.

<A - Neil A. Russell>: Okay. I know there’s some microphones in the front.

<Q>: Thank you. Your comments about the merger clearly are true because your business seems to be more competitive now than it was, let’s say, 10 years ago. Can you maybe tell us a few of the factors of why that would be because 10 years ago you talked about all the reasons why the business was so attractive at that time?

<A - William J. DeLaney>: Yeah, I would say the biggest reason is just the growth trajectory for the industry. So if you go back 10 years or 15 years, the industry was growing real 4%, 5%, maybe 6%. And so I’ve worked in two different markets. I probably shared this with this group in the past, but I’ve worked in Upstate New York and I’ve worked in the Carolinas. So Upstate New York was good experience for where we’re at today, which is basically it’s very competitive, there’s not a lot of growth, and to grow you need to take cases from the other guy. That’s good for our customers, but it does put pressure on margins.

So I would say that the competitive landscape has been exacerbated just by the challenges of growth that we’re having in the industry today.

<Q>: So away from home, consumption is going to probably continue to be flat as a total share, maybe even decline further. So for the next 10 years, maybe not, still not as good even with the merger. Is that right?

<A - William J. DeLaney>: Well, we believe – look, we’ve talked about the markets. Let’s say the U.S. market about $230 billion. There’s going to be some ups and downs, and we’re in one of those crop periods right now, we think, but we see growth. We just don’t see the level of growth that we saw 10 years, 12 years ago, but our model is based around one point, give or take, of real growth. You put some pricing on that and if we can continue to take share the right way, we grow 4% to 6%. So we definitely see opportunities for growth, but we have to be much more targeted in how we go at that opportunity today.

<Q>: Could you give us an update on how you analyze the overlap in the potential customer base or the existing customer base, and how much you expect you might have to give up when the deal is done?

<A - William J. DeLaney>: Yeah. I’ll start and I’ll let Chris add comments to that. So as you can appreciate, when you have the two leaders in the industry in a public-type deal like, there is not a lot of information, detail-sensitive information you have access to, but we certainly know each other very well. So we have a sense for what the overlap is generally and what we did is we ran different models and scenarios on our ability to retain that business through the transition period.

And I would also tell you that we’re quite confident that even if there is some disruption, we expect some as we go through the transition period post close. With the things that we’re going to bring to the business as a combined entity, we would certainly hope to earn a lot of that business back over time. So there’s overlap, but perhaps not quite as much as you might think in terms of day in and day out customer interaction.

<A - Robert Chris Kreidler>: Yeah. Unfortunately, the only thing I can add is not going to be helpful, which is we’ve gotten a great education about what we can and cannot share with each other during the pending integration planning process and that’s information frankly we won’t even have access to till after closing. So we’ve done various surveys. We’ve got a feel for it, as Bill says, but we can’t compare that type of information. The watchword for this is we are and we’ll remain fierce competitors in the market till the day this deal closes and there are certain things we can do in the way of planning together, but we can’t share a lot of data. So unfortunately, we’re not going to be able to provide a lot of insight on that one till we get to the end.

<A - William J. DeLaney>: Certainly, one of the keys is the relationship that our marketing associates, U.S. calls them TMs, that our sales associates have with their customers, and we’re very focused on doing everything we can to retain all of our current sales force as we go through this transition period.

<Q>: One more, Neil?

<A - Neil A. Russell>: I think maybe we have time for just one more if there’s one out there, or not.

Unverified Participant

We can move to the breakout session then. So thank you, again, to Sysco and thanks for your presentation.